Confidential Treatment Requested by Atkore International Group Inc.

Under 17 C.F.R. § 200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]”

May 5, 2016

BY HAND

Russell Mancuso

Branch Chief

Office of Electronics and Machinery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Atkore International Group Inc.
Registration Statement on Form S-1
File No. 333-209940

Dear Mr. Mancuso:

On behalf of Atkore International Group Inc. (the “Company”), we supplementally submit this letter related to the Staff’s review of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and in connection with Comment 15 in the Staff’s letter dated March 31, 2016.

The purpose of this letter is to notify the Staff of the proposed price range and share number information expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Registration Statement. Based on currently available information and market conditions, the initial public offering price of the Company’s shares of Common Stock (the “Shares”) is expected to be between $[***] and $[***] per Share, after giving effect to an assumed [***]-for-[***] stock split of the Shares (which will occur prior to the launch of the offering). We expect that [***] Shares will be offered to the public by CD&R Allied Holdings, L.P. (the “Selling Stockholder”). Due to the recent volatility in the financial markets and the volatilities evident in the market for recent IPO issuers, the price range of the Shares may change. The Company hereby advises the Staff that it intends to file a pre-effective amendment to the Registration Statement with a

Russell Mancuso	2	May 5, 2016

preliminary prospectus that will include a bona fide estimated public offering price range of no more than 20% prior to the distribution of any preliminary prospectus.

We expect the underwriters to have an option to purchase up to an additional [***] Shares from the Selling Stockholder. We have attached herewith as Annex A for the Staff’s review certain pages of the Registration Statement revised to reflect the inclusion of the price range and related information and assuming an offering price of $[***] per Share, the midpoint of the price range set forth above.

In this regard, we supplementally advise the Staff that the Company has not granted any options to purchase Shares or other equity awards since the January 26, 2016 option grants disclosed on page 75 of Annex A.

The assumed initial public offering price of $[***] reflects an increase of [***] % from the $[***] fair value of the Company’s common stock as determined for accounting purposes in connection with the option grants on January 26, 2016. The Company believes this increase is due primarily to the following factors:

•	Strong financial performance. [***]

•	Valuation methodology differences. The method used by the board of directors to determine the fair value of the Shares prior to the proposed offering differs from that utilized by the underwriters of the offering in establishing the assumed initial offering price range. The board’s determination of the fair value of the Shares has used a weighting of three generally accepted valuation approaches: the discounted cash flow approach, which is an income approach, and the market-multiple and transaction-multiple approaches, both of which are market approaches. Given their assumption of a public market for the Shares following the offering, however, the underwriters relied substantially on the market-multiple approach in determining the Company’s equity valuation and the assumed initial public offering price.

Russell Mancuso	3	May 5, 2016

The Company, the Selling Stockholder and the underwriters are currently preparing to begin the road show for the offering on or about [***], 2016. Accordingly, we appreciate in advance the Staff’s efforts to provide any comments on the enclosed materials as soon as practicable. The Company currently expects to file Amendment No. 2 to the Registration Statement on or about [***], 2016, which will respond to the Staff’s letter, dated May 3, 2016.

Because of the financially-sensitive nature of the content of Annex A to this letter, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the U.S. Securities and Exchange Commission’s Office of Freedom and Information Privacy Act Operations. The Company respectfully requests that the Staff return this letter and the attached annex to us pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6478, Alexander V. Ulianov at (212) 909-6988 or Katharine R. Steele at (212) 909-6509.

Regards,

/s/ Paul M. Rodel

Paul M. Rodel

cc:	Laurie Abbott
Kristin Lochhead
Gary Todd
U.S. Securities and Exchange Commission
Daniel S. Kelly, Esq.
Atkore International Group Inc.

Enclosures

Confidential Treatment Requested by Atkore International Group Inc.

Under 17 C.F.R. § 200.83

Annex A

[***]

Confidential Treatment Requested by Atkore International Group Inc.

Under 17 C.F.R. § 200.83